Suite 615 – 700 West Pender Street
Vancouver, BC, V6C 1G8
Tel.: (604) 682-4002
Fax: (604) 682-4003

July 22, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Completes Caballo Blanco Transaction

Vancouver, British Columbia - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins” or the “Company”) is pleased to announce the completion of the sale of the Caballo Blanco Gold Project in Veracruz, Mexico announced on May 11, 2016 with Candelaria Mining Inc.

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and production exclusively in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contacts:
Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.